AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1
main 403.691.7575
fax 403.691.7508

SEC MAIL PROCESSING
RECEIVED
APR 27 2006
WASH. D.C. 199 SECTION

06013346

SUPPL

April 12, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

BEST AVAILABLE COPY

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

enclosures

dlw 5/12

SEC File # 82-34911

ALTAGAS INCOME TRUST

INSTRUMENT OF PROXY

FOR THE ANNUAL MEETING OF UNITHOLDERS

TO BE HELD ON APRIL 27, 2006

The undersigned holder of trust units of AltaGas Income Trust (the "**Trust**") hereby appoints David W. Cornhill, Chairman, President and Chief Executive Officer of AltaGas General Partner Inc. (the "**General Partner**"), of the City of Calgary, in the Province of Alberta, or, failing him, Patricia M. Newson, Chief Financial Officer of the General Partner, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the annual and special meeting (the "**Meeting**") of holders of trust units ("**Trust Units**") and the special voting unit of the Trust ("**Unitholders**") to be held on Thursday, April 27, 2006 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholder's discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned directs the said proxyholder to vote the trust units represented by this Instrument of Proxy in the following manner (check (√) the appropriate box):

1. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Management Information Circular of the Trust dated March 15, 2006 (the "**Information Circular**") as directors of the General Partner;

2. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ (and, if no specification is made, FOR) passing an ordinary resolution to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity; and

3. **FOR** ☐ or **AGAINST** ☐ (and, if no specification is made, FOR) passing an ordinary resolution in the form set forth in Schedule B to the Information Circular approving certain amendments to the Trust's Trust Unit option plan, including to change the maximum number of Trust Units issuable thereunder from 1,750,000 Trust Units to 10% of the aggregate of the outstanding Trust Units and securities exchangeable for Trust Units, as summarized in the Information Circular;

4. At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of Computershare Trust Company of Canada in its capacity as trustee of the Trust (the "Trustee") by the General Partner. The trust units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for and on behalf of such Unitholder at the Meeting. To exercise such right, the names of the persons designated on behalf of the Trustee by the General Partner should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this ____day of________, 2006

____
(signature of Unitholder)

____
(name of Unitholder - please print)

NOTES:

1. **If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the trust units are registered. If the Instrument of Proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, no later than 5:00 p.m. (Calgary time) on the second business day before the date of the meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

INTERIM FINANCIAL STATEMENTS

Mark this box ☐ if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

ANNUAL REPORT

Mark this box ☐ if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

AltaGas

ALTAGAS INCOME TRUST

**NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON APRIL 27, 2006**

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 27, 2006, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditors' report thereon;

2. to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

4. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the management information circular of the Trust dated March 15, 2006 (the "**Management Information Circular**"), approving certain amendments to the Trust's Trust Unit option plan, including to change the maximum number of Trust Units issuable thereunder from 1,750,000 Trust Units to 10 percent of the aggregate of the outstanding Trust Units and securities exchangeable for Trust Units, as summarized in the Management Information Circular; and

5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 15 day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman, President and Chief Executive Officer

Unitholders of record at the close of business on March 15, 2006 (the "Record Date"), will receive notice of, and be entitled to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100

University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

Holders of Class B limited partnership units ("LP #1 B Units") in the capital of AltaGas Holding Limited Partnership No. 1 of record at the close of business on the Record Date will be entitled to receive notice of, and to attend and vote at, the Meeting.

Holders of LP #1 B Units who are unable to attend the meeting in person are requested to complete and sign the enclosed Voting Instruction Form and deliver it by regular mail to Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, Ontario M5J 2Y1 (or to send it by courier or hand delivery to Computershare Trust Company of Canada's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8). In order to be valid and acted upon at the Meeting, the Voting Instruction Form must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to its commencement.

SEC File # 82-34911

VOTING INSTRUCTION FORM
(HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS)

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS OF ALTAGAS INCOME TRUST

TO BE HELD ON APRIL 27, 2006

The undersigned holder of Class B Limited Partnership Units of AltaGas Holding Limited Partnership No.1 (the "**Securityholder**"), as a beneficiary under that Voting and Exchange Trust Agreement as of May 1, 2004 among AltaGas Income Trust (the "**Trust**"), AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 and Computershare Trust Company of Canada, as trustee (the "**Voting Trustee**"), in respect of the voting rights to which the Securityholder is entitled pursuant to the Voting and Exchange Trust Agreement at the annual and special meeting (the "**Meeting**") of holders of trust units ("**Trust Units**") and the special voting unit of the Trust to be held on Thursday, April 27, 2006 at 3:00 p.m. (Calgary time) at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta and at any adjournment thereof, and on every ballot that may take place in consequence thereof, hereby directs the Voting Trustee to exercise the voting rights described above in the following manner: **(check (√) the appropriate box)**

FOR ☐ or WITHHOLD FROM VOTING ☐ (and, if no specification is made, FOR) passing an ordinary resolution to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of those nominees described in the Information Circular as directors of the General Partner;

FOR ☐ or WITHHOLD FROM VOTING ☐ (and, if no specification is made, FOR) passing an ordinary resolution to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration; and

FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing an ordinary resolution in the form set forth in Schedule B to the Information Circular approving certain amendments to the Trust's Trust Unit option plan, including to change the maximum number of Trust Units issuable thereunder from 1,750,000 Trust Units to 10 percent of the aggregate of the outstanding Trust Units and securities exchangeable for Trust Units, as summarized in the Information Circular;

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

The proxy requested by this Voting Instruction Form is solicited on behalf of Computershare Trust Company of Canada, in its capacity as trustee of the Trust (the "Trustee"), by the General Partner. The voting rights represented by this Voting Instruction Form will be exercised and, where the Securityholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the matters described above.

SEC File # 82-34911

THE UNDERSIGNED HEREBY REVOKES ANY INSTRUCTIONS HERETOFORE GIVEN.

DATED this ___day of________, 2006

____
(signature of Securityholder)

____
(name of Securityholder - please print)

NOTES:

1. **If the holder of the Class B Limited Partnership Units is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.**

2. This Voting Instruction Form must be dated and the signature hereon should be exactly the same as the name in which the Class B Limited Partnership Units are registered. If the Voting Instruction Form is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This Voting Instruction Form will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada at 600, 530-8th Avenue S.W., Calgary, Alberta T2P 3S8 Attention: Proxy Department, no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof. This Voting Instruction Form is valid only at the Meeting in respect of which it is given or any adjournment of that Meeting.

INTERIM FINANCIAL STATEMENTS

Mark this box ☐ if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail.

ANNUAL REPORT

Mark this box ☐ if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail.

SEC File # 82-34911

Annual Certificate

Form 52-109F1 - Certification of Annual Filings

I, David W. Cornhill, President and Chief Executive Officer of AltaGas General Partner Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

David W. Cornhill
President and Chief Executive Officer

SEC File # 82-34911

Annual Certificate

Form 52-109F1 - Certification of Annual Filings

I, Patricia M. Newson, Chief Financial Officer of AltaGas General Partner Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Income Trust (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 30, 2006

Patricia M. Newson
Chief Financial Officer

SEC File # 82-34911

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: AltaGas Income Trust

Participation Fee for the Financial Year Ending: December 31, 2005

Complete Only One of 1, 2 or 3:

1. **Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U S)**

Market value of equity Securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		52,505,514	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	26.02	
Market value of class or series	=	1,366,193,474.28	
			1,366,193,474.28(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			98,148,000(B)
[Provide details of how determination was made.] (Repeat for each class or series of corporate debt or preferred shares)			(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A+B)			1,464,341,474.28(A+B)
Total fee payable in accordance with Appendix A of the Rule			$50,000
Reduced fee for new Reporting issuers (see section 2.8 of the Rule)			N/A
Total Fee Payable X Number of months remaining in financial year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______
Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______

Any other item forming part of shareholders' equity and not set out specifically above ______

Total Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduction for Transitional Fee Owing ______

Total Fee Payable X Number of entire months remaining in current financial year after the date that the Rule comes into force ______
12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ______

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

SEC File # 82-34911

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2·7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity. options. warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______
Minority or non-controlling interest	______
Items classified on the balance sheet between current liabilities and shareholders equity (and not otherwise listed above)	______
Any other item forming part of shareholders' equity and not set out specifically above	______
Percentage of the Outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X	______
Capitalization	______
Total Fee payable pursuant to Appendix A of the Rule	______
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)	
Total Fee Payable X Number of months remaining in financial year / year or elapsed since most recent financial year / 12	______
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	______

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting issuers

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

CODE OF BUSINESS ETHICS

Effective Date: **March 1, 2006**

Policy-Setting Officer: **Vice President Corporate Resources**

Purpose: **To ensure AltaGas Income Trust's business affairs and operations are, and are perceived to be, conducted with integrity and in an honest, fair, and responsible manner that complies with all laws and regulations applicable to the locations where AltaGas does business.**

Policy:

AltaGas' reputation of credibility, integrity and trust has been built on a foundation of operational excellence, continuous improvement, strong corporate values, high ethical standards, lawful conduct and corporate responsibility. Acting ethically, professionally and responsibly adds value for our stakeholders, including our unitholders, customers, employees and the communities where we live and operate.

Each director, officer and employee (collectively, "Employees") of AltaGas Income Trust and its wholly-owned subsidiaries and operated entities in Canada and the United States ("AltaGas" or the "Trust") represent the Trust and are expected to act in a manner that will enhance the Trust's reputation for honesty, integrity and reliability. Our Code of Business Ethics (the "COBE") is a statement of AltaGas' business practices and how we do business. It reflects our commitment to a culture of honesty, integrity, and accountability. The COBE applies to every Employee of AltaGas and compliance is a condition of employment. Employees who fail to comply will be subject to disciplinary measures, up to and including termination of employment.

Contractors, consultants, representatives and agents must comply with the Trust's COBE and for the purposes hereof are included in the definition of Employee.

No code or policy can anticipate every situation that may arise. The COBE sets out fundamental principles to guide us and covers a wide range of business practices and procedures. It does not describe every circumstance that is subject to the COBE. Ultimately, personal judgment must be relied upon to determine the appropriate activities required to maintain personal and corporate integrity. The COBE provides an overall framework for the policies of the Trust, but does not supersede the provisions of other policies of the Trust. When there is a discrepancy between the COBE and a written policy of the Trust, the written policy will apply. If after reviewing the COBE and the policies of the Trust, you have questions, please seek additional guidance from your supervisor, management representative, or the Human Resources, Legal or Internal Audit departments.

The following fundamental principles of appropriate business conduct have been established for all Employees working for or representing the Trust:

Fundamental Principles

A. Compliance with Law

The Trust will conduct its business in compliance with the letter and spirit of all laws, regulations and other legal requirements applicable wherever the Trust is carrying on

business. Employees have a duty to inform themselves of any laws relevant to their particular activities. If any uncertainty arises as to whether a course of action is within the letter and spirit of the law, advice should be obtained from the Legal Department.

B. Conflict of Interest

Employees must ensure that no conflict exists between their personal interests and those of the Trust. Employees should also exercise reasonable care and diligence to avoid placing themselves in positions that may be perceived as conflicts. If any Employee believes at any time that they may have created a situation of personal conflict, the conflict should be reported to their senior level designate.

The Trust has specific policies to address Accepting and Providing Gifts, Entertainment and Services and Reporting and Working Relationships.

C. Confidential Information

In the course of employment, Employees may have access to information that is the property of the Trust or the property of its clients or other third parties. This information may constitute valuable information, know-how or trade secrets and may be non-public, confidential, privileged, or of value to competitors of the Trust or that may be damaging to the Trust if improperly disclosed. Employees agree to hold all such information in confidence until its public disclosure by the owner of the confidential information, and shall access it only on a "need to know" basis, copy or reproduce it only as needed to perform work, return all such information in their possession upon demand and not disclose it or make it available to any other party without the prior written consent of the owner of the information.

Employees who leave the Trust have an ongoing obligation to keep such information confidential.

The Trust has specific policies to address Securities Trading and Reporting and Disclosure.

D. Fiscal Integrity and Responsibility

All Employees are responsible for protecting Trust assets, and leaders are specifically accountable for establishing and maintaining appropriate internal controls to safeguard Trust assets against loss from unauthorized or improper use or disposition.

The Trust has specific policies to address Disclosure, Email and Internet, Harassment and Document Retention.

E. Safety and Environment

AltaGas is committed to providing a safe and healthy working environment and protecting the public interest with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business.

All AltaGas operations are to be conducted in a manner that seeks to protect the health and safety of Employees and all people in the communities where the Trust operates. All AltaGas Employees are responsible for supporting AltaGas' commitment to environmental responsibility.

The Trust is committed to ensure Employees are adequately trained in aspects of safety that directly relate to their work activities in order to fulfill AltaGas' mandate as a safe, environmentally responsible operator. Further, the Trust is committed to ensuring that Employees are in appropriate mental and physical condition while performing their duties so that business activities are conducted in a safe and responsible manner to avoid preventable injury and property damage.

The Trust has specific polices and principles on Substance Abuse, Environmental_Principles and Safety Training as well as AltaGas' Environmental, Health and Safety Management System.

F. Employment Practices

AltaGas is committed to providing and maintaining a workplace that ensures that all members of its organization are treated with dignity and respect. All Employees have the right to work in an atmosphere that provides equal employment opportunities and is free of discriminatory practices and harassment.

The Trust has specific polices on Harassment and Reporting and Working Relationships.

G. Reporting Any Illegal or Unethical Behavior

Employees are obligated to promptly report any problems or concerns or any potential or actual violation of the COBE. The Employee's first action should be to raise the problem with his or her supervisor. If that is not possible for some reason or if taking it to his or her supervisor does not resolve the matter, it is the Employee's responsibility to take it up the chain of management within his or her organization or another department such as Human Resources, Legal or Internal Audit.

AltaGas policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint.

The Trust has specific polices on Harassment and Accounting and Auditing Irregularity Reporting.

H. Compliance and Enforcement

Compliance with COBE is a condition of employment for each Employee. Conduct contrary to COBE is outside of the scope of employment and may result in disciplinary action up to and including termination of employment, without notice. Although all Employees are responsible for ensuring prompt and consistent action against COBE violations, management and, in certain situations, the Board of Directors or its Committees are ultimately responsible for the investigation of and appropriate response to reports of suspected violations of COBE.

I. Approvals and Waivers

Where a provision of the COBE or the written policies of the Trust permits approval of a departure from the requirements of that provision, such approval shall be requested in advance from the appropriate party as described in that provision. Such approval will only be provided in circumstances where it is considered appropriate and where granting of such approval will not present a material financial or reputational risk to the Trust.

Every effort will be made to resolve potential non-compliance with COBE when disclosed promptly to management and when the parties involved have acted in good faith. Waivers of non-compliance with COBE will only be provided in circumstances where it is appropriate and where granting of such a waiver will not present a material financial or reputational risk to the Trust. A waiver of COBE for non-executive officers may be granted by the Chief Executive Officer or his senior level designate. A waiver of this COBE for directors or executive officers may be granted only by the Board of Directors or a duly authorized Board Committee, and will be promptly disclosed to unitholders to the extent required by law, rule, regulation or stock exchange requirement.

J. Certification

It is essential that all Employees understand and adhere to the Trust's Code of Business Ethics.

New Employees of the Trust will be asked to certify their review of, and agreement to be bound by, the COBE as a condition of employment or contract.

All Employees of the Trust will be asked to certify annually their review of and compliance with the provisions contained in the Code of Business Ethics.

K. References and Links

- Questions and Comments
- COBE web page including Guidance Notes
- Accepting and Providing Gifts, Entertainment and Services Policy
- Accounting and Auditing Irregularity Reporting Policy
- Reporting and Working Relationships Policy
- Environmental, Health and Safety Management System
- Substance Abuse Policy
- Environmental Principles
- Safety Training Policy
- Harassment Policy
- Disclosure Policy
- Securities Trading and Reporting Policy
- Documentation Retention Policy
- Internet and Email Policy

ALTAGAS INCOME TRUST FILES 2005 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS

Calgary, Alberta (March 9, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that its 2005 Consolidated Financial Statements and accompanying notes for the year ended December 31, 2005, as well as the related Management's Discussion and Analysis, is now available online at www.altagas.ca. Both documents have been filed with the relevant securities regulators and are posted on the Canadian Securities Administrators' website at www.sedar.com.

Summary year-end disclosure was provided on March 1, 2006 in the fourth quarter and year-end news release and during a conference call held that same day. The transcript for that conference call is available on the Trust's website.

The print versions of the 2005 Annual Report and Notice of Annual Meeting and Management Proxy Circular will be mailed to AltaGas' unitholders at the end of March. AltaGas' annual and special meeting will be held at 3:00 pm on April 27, 2006 at the Metropolitan Centre in Calgary, Alberta.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

AltaGas NEWS RELEASE

ALTAGAS ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Calgary, Alberta (March 31, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Patricia Newson will step down as Chief Financial Officer of AltaGas effective May 1, 2006, to focus her attention on her role as President and Chief Executive Officer of AltaGas Utility Group Inc. (Utility Group). While Patricia is leaving her position as Chief Financial Officer with AltaGas, she remains a Senior Vice President of the Trust.

Richard M. Alexander is joining the Trust as Senior Vice President Finance and Chief Financial Officer, effective May 1, 2006. Mr. Alexander has served in senior positions with a number of large oil and gas companies in Toronto and Calgary, most recently as Vice President Finance. He has his Chartered Financial Analyst (CFA) designation, is a CMA (Society of Management Accountants), a member of the Society of Financial Analysts and has a Bachelor of Business Management from Ryerson University in Toronto.

Patricia Newson joined AltaGas Services Inc., the predecessor to the Trust, in June 1996 as Vice President Finance and Chief Financial Officer. Ms. Newson was appointed Senior Vice President Finance and Chief Financial Officer in 1998. During her tenure, AltaGas has grown its assets from $14 million to more than $1 billion, went public in 1999 and converted to an income trust in 2004. In late 2005, the Trust spun-out Utility Group as a separate, publicly traded entity in which the Trust retains a 26.7 percent interest. Ms. Newson was appointed President and Chief Executive Officer of Utility Group in 2005.

"Patricia Newson has been an important contributor to the growth of AltaGas and our success to date," said David Cornhill, Chairman, President and Chief Executive Officer of AltaGas. Mr. Cornhill added: "We thank her for her dedication to the Trust and wish her the very best in her new role as President and Chief Executive Officer of Utility Group. The Trust is also very pleased to announce the appointment of Rick Alexander as its Senior Vice President Finance and Chief Financial Officer. Mr. Alexander's knowledge and experience will complement the management team of AltaGas as we continue to implement our strategy to enhance unitholder value."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that

may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST TO EXPAND PRAIRIE RIVER GAS PLANT

Calgary, Alberta (April 11, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will spend approximately $9 million to increase throughput at the Prairie River Gas Plant located east of High Prairie, Alberta. The addition of compression and refrigeration capability will result in throughput increasing up to 10 Mmcf/d, and is expected to be in service in the third quarter of 2006.

In addition, AltaGas will also see an increase in throughput of up to 5 Mmcf/d at its Iron Creek facility in the Birch Wavy area of Central Alberta due to the installation of a refrigeration plant. At the Rainbow Lake facility in Northwest Alberta, pipeline modifications will allow throughput to increase by as much as 10 Mmcf/d. Both these projects are in service and volumes are expected to increase over the next few months.

AltaGas has committed to more than $16 million of capital expenditures to date in 2006 in response to continued high levels of drilling activity in many of AltaGas' field gathering and processing locations. This capital is backstopped by financial commitments by new and existing producers operating in these areas.

"AltaGas will spend more than $40 million on internal expansion of our Field Gathering and Processing segment again this year," said David Cornhill, Chairman, President and CEO of AltaGas. He added, "The new facilities at Blair Creek, Clear Prairie and Princess added in late 2005 and early 2006 and these new expansions and facility improvements will allow us to continue providing reliable and cost-effective gas processing services to our producer customers, while enhancing unitholder value."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news

release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (April 12, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on May 15, 2006 to holders of record on April 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.165 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

SEC File # 82-34911

AltaGas

NEWS RELEASE

ALTAGAS INCOME TRUST AND GREENWING ENERGY MANAGEMENT LTD. TO JOINTLY DEVELOP WIND POWER PROJECTS

Calgary, Alberta (April 4, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and GreenWing Energy Management Ltd. (GreenWing) today announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Initially, GreenWing Energy Development Limited Partnership (GEDLP) will hold 10 proposed wind projects, representing the potential to develop a total capacity of approximately 800 MW.

David Cornhill, Chairman, President and CEO of AltaGas said, "AltaGas' partnership with GreenWing fits our strategy to expand power generation capacity by adding renewable wind power to our portfolio." He added, "By working with GreenWing, AltaGas is well positioned to move into the development and operation of long-term renewable wind power generation in North America. AltaGas is very pleased with this arrangement and is looking forward to a productive long-term relationship with GreenWing".

The limited partnership is seeking to develop a portfolio of wind power generation projects in Western Canada and the Western United States. GEDLP anticipates that, subject to successful participation in bid processes or negotiation with purchasers, it will be able to enter into long-term power purchase arrangements for the majority of the current projects. AltaGas has the right to finance up to 100 percent of the debt and equity of the projects.

GreenWing will manage the limited partnership and take the lead development role. GEDLP has entered into agreements with landowners for more than 70,000 acres and is assembling additional land packages in the project areas. It has also responded to the Expression of Interest issued by Manitoba Hydro for their expected request for proposals for 1000 MW of wind energy.

"GreenWing is excited to partner with AltaGas," said Dan Allard, President of GreenWing. "Our power and project development expertise, combined with AltaGas' solid track record and financial strength, will make the combination a competitive force in North America."

GreenWing is a Vancouver, B.C.-based team of independent power developers focused on the development, financing and operation of energy facilities. GreenWing personnel have built, engineered, financed and operated a number of power generation facilities throughout North America.

AltaGas announced its initial investment in renewable generation in January, with the proposed Bear Mountain wind power project in northeast British Columbia, near Dawson Creek. AltaGas will continue to pursue energy infrastructure development and acquisition opportunities that meet its investment criteria.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the

energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT CIBC WORLD MARKETS INCOME TRUST CONFERENCE

Calgary, Alberta (April 17, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Jim Bracken, Senior Vice President Energy Services and Power is scheduled to present at the 9th Annual CIBC World Markets Income Trust Conference in Toronto on Wednesday April 19, 2006, at 9:00 a.m. ET.

The webcast will be accessible at: http://events.streamlogics.com/avwtelav/cibcwm/apr18-06/sub/AltaGas/index.asp and the presentation slides and speaking notes will be posted on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

- 30 -

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer :	AltaGas Income Trust
ymbol :	ALA.UN
eporting Period:	03/01/2006 - 03/31/2006

ummary

ssued & Outstanding Opening Balance :	52,751,976	As at :	03/01/2006
	Effect on Issued & Outstanding Securities		
mployee Trust Unit Option Plan #1	500		
)RIP Plan #1 - Trust Units	126,976		
)RIP Plan #2 - Exchangeable LP Units	7,512		
)ther Issuances and Cancellations	7,545		
ssued & Outstanding Closing Balance :	52,894,509		

mployee Trust Unit Option Plan #1

tock Options Outstanding Opening Balance: **358,200** As at : 03/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
)3/24/2006	N		500		

'iler's comment

)ption exercise of $15.15 trust unit options expiring Jan 2014

'otals		0	500	0	0

tock Options Outstanding Closing Balance: **357,700** As at : 03/31/2006

RIP Plan #1 - Trust Units

)pening Reserve **1,275,073** As at : 03/01/2006

Effective Date	Securities Listed	Securities Issued
)3/15/2006		126,976
'otals	0	126,976

Closing Reserve: **1,148,097** As at : 03/31/2006

RIP Plan #2 - Exchangeable LP Units

Opening Reserve **851,241** As at : 03/01/2006

Effective Date	Securities Listed	Securities Issued
)3/15/2006		7,512
'otals	0	7,512

Closing Reserve: **843,729** As at : 03/31/2006

ther Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
3/29/2006	Conversion (General)	7,545

'iler's comment

ixchange of AltaGas Holding Limited Partners No. 1 units for AltaGas Income 'rust Units

'otals		7,545

iled on behalf of the Issuer by:

Name:	Pamela Deveau
'hone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	04/05/2006 08:08:19

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer : AltaGas Income Trust
;ymbol : ALA.UN
Reporting Period: 02/01/2006 - 02/28/2006

ummary

ssued & Outstanding Opening Balance :	52,647,760	As at :	02/01/2006
	Effect on Issued & Outstanding Securities		
DRIP Plan #1 - Trust Units	93,533		
DRIP Plan #2 - Exchangeable LP Units	7,635		
Other Issuances and Cancellations	3,048		
ssued & Outstanding Closing Balance :	52,751,976		

RIP Plan #1 - Trust Units

Opening Reserve **1,368,606** As at : 02/01/2006

Effective Date	Securities Listed	Securities Issued
02/15/2006		93,533
Totals	0	93,533

Closing Reserve: **1,275,073** As at : 02/28/2006

RIP Plan #2 - Exchangeable LP Units

Opening Reserve **858,876** As at : 02/01/2006

Effective Date	Securities Listed	Securities Issued
02/15/2006		7,635
Totals	0	7,635

Closing Reserve: **851,241** As at : 02/28/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/13/2006	Conversion (General)	148

Filer's comment
Exchange of AltaGas Holding Limited Partnership No. 1 exchangeable units for AltaGas Income Trust Trust Units

02/14/2006	Conversion (General)	1,900

Filer's comment
Exchange of AltaGas Holding Limited Partnership No. 1 Exchangeable Units for AltaGas Income Trust Trust Units

02/15/2006	Conversion (General)	1,000

Filer's comment

Exchange of AltaGas Holding Limited Partnership No. 1 Exchangeable Units

SEC File # 82-34911

or AltaGas Income Trust Trust Units

'otals	3,048

iled on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	03/01/2006 14:47:38

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer : AltaGas Income Trust
;ymbol : ALA.UN
teporting Period: 01/01/2006 - 01/31/2006

;ummary

ssued & Outstanding Opening Balance :	52,505,514	As at :	01/01/2006
	Effect on Issued & Outstanding Securities		
:mployee Trust Unit Option Plan #1	1,000		
)RIP Plan #1 - Trust Units	95,538		
)RIP Plan #2 - Exchangeable LP Units	8,014		
)ther Issuances and Cancellations	37,694		
ssued & Outstanding Closing Balance :	52,647,760		

.mployee Trust Unit Option Plan #1

;tock Options Outstanding Opening Balance: **359,200** As at : 01/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
)1/05/2006	N		1,000		
Filer's comment					
1000 options exercised at $7.25					
Totals		0	1,000	0	0

;tock Options Outstanding Closing Balance: **358,200** As at : 01/31/2006

)RIP Plan #1 - Trust Units

Opening Reserve **1,464,144** As at : 01/01/2006

Effective Date	Securities Listed	Securities Issued
)1/16/2006		95,538
Totals	0	95,538

Closing Reserve: **1,368,606** As at : 01/31/2006

)RIP Plan #2 - Exchangeable LP Units

Opening Reserve **866,890** As at : 01/01/2006

Effective Date	Securities Listed	Securities Issued
01/16/2006		8,014
Totals	0	8,014

Closing Reserve: **858,876** As at : 01/31/2006

SEC File # 82-34911

ther Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
1/19/2006	Conversion (General)	880
Filer's comment: ixchange of AltaGas Holding Limited Partnership #1 Units for AltaGas ncome Trust Units		
1/26/2006	Conversion (General)	36,814
Filer's comment: ixchange of AltaGas Holding Limited Partnership No. 1 units for AltaGas ncome Trust Units		
Totals		37,694

iled on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	02/02/2006 08:40:54

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

ssuer :	AltaGas Income Trust
;ymbol :	ALA.UN
‹eporting Period:	12/01/2005 - 12/31/2005

;ummary

ssued & Outstanding Opening Balance :	52,405,145	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
;mployee Trust Unit Option Plan #1	5,500		
)RIP Plan #1 - Trust Units	94,869		
)ther Issuances and Cancellations	0		
ssued & Outstanding Closing Balance :	52,505,514		

;mployee Trust Unit Option Plan #1

;tock Options Outstanding Opening Balance: **220,700** As at : 12/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/01/2005	N			2,000	
12/08/2005	N		3,000		
Filer's comment 2,000 options @ $7.25, expiring Dec 6, 2011 and 1,000 options @ $9.48 expiring Jan 6, 2013					
12/13/2005	N		1,500		
Filer's comment 1,500 options @ $7.25 expiring Dec 6, 2011					
12/09/2005	N			4,000	
12/12/2005	N		1,000		
Filer's comment 1,000 options @ $7.25 expiring Dec 6, 2011					
12/19/2005	N	150,000			
Filer's comment 150,000 options granted at $29.15 expiring Dec 19, 2015					
Totals		150,000	5,500	6,000	0

Stock Options Outstanding Closing Balance: **359,200** As at : 12/31/2005

)RIP Plan #1 - Trust Units

Opening Reserve **1,559,013** As at : 12/01/2005

Effective Date	Securities Listed	Securities Issued
12/15/2005		94,869
Totals	0	94,869

Closing Reserve: **1,464,144** As at : 12/31/2005

SEC File # 82-34911

ther Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
otals		0

iled on behalf of the Issuer by:

lame:	Pamela Deveau
'hone:	403-691-7517
:mail:	pamela.deveau@altagas.ca
;ubmission Date:	
.ast Updated:	01/04/2006 09:06:39

SEC File # 82-34911

AltaGas
Well Connected.

ALTAGAS INCOME TRUST

Notice of Meeting

and

Management Information Circular

for the

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on April 27, 2006

Dated March 15, 2006

AltaGas

ALTAGAS INCOME TRUST

March 15, 2006

Dear Unitholder:

Please accept this as my personal invitation for you to attend the Annual and Special Meeting of the unitholders of AltaGas Income Trust to be held on Thursday, April 27, 2006 at 3:00 p.m. (Calgary time) at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

The Notice of Meeting and Management Information Circular attached to this letter provide details as to the formal business items to be considered at the meeting. In addition to the formal business items, I will be presenting an overview of the Trust's results for the financial year ended December 31, 2005 and discussing the Trust's strategy for the future. The meeting is also an opportunity for you to meet the board of directors of AltaGas General Partner Inc. and the senior executives of AltaGas Ltd.

If you are unable to attend the meeting in person, I encourage you to complete the enclosed form of proxy or, if applicable, voting instruction form and return it within the time frames indicated, so that your vote is counted at the meeting.

Information concerning the Trust's consolidated financial and operational performance in the financial year ended December 31, 2005 is presented in the 2005 Annual Report. Further information is available on the Trust's website at www.altagas.ca.

I appreciate your continued support of the Trust, and look forward to seeing you at the meeting.

Yours truly,

ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.

"David W. Cornhill"
David W. Cornhill
Chairman, President and Chief Executive Officer

AltaGas

ALTAGAS INCOME TRUST

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON APRIL 27, 2006

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units ("**Trust Units**") of AltaGas Income Trust (the "**Trust**") will be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 27, 2006, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive the annual report of the directors of AltaGas General Partner Inc. (the "**General Partner**"), on behalf of the Trust, to the Unitholders and the consolidated financial statements of the Trust for the year ended December 31, 2005 and the auditors' report thereon;

2. to consider the nominees standing for election as directors of the General Partner and to direct Computershare Trust Company of Canada, as trustee of the Trust, to cause the election of the directors of the General Partner;

3. to appoint Ernst & Young LLP as auditors of the Trust and to authorize the directors of the General Partner to fix Ernst & Young LLP's remuneration in that capacity;

4. to consider and, if thought fit, to pass an ordinary resolution in the form set forth in Schedule B to the management information circular of the Trust dated March 15, 2006 (the "**Management Information Circular**"), approving certain amendments to the Trust's Trust Unit option plan, including to change the maximum number of Trust Units issuable thereunder from 1,750,000 Trust Units to 10 percent of the aggregate of the outstanding Trust Units and securities exchangeable for Trust Units, as summarized in the Management Information Circular; and

5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Information relating to the matters to be brought before the Meeting is set forth in the Management Information Circular which accompanies this notice and which is expressly made a part of this notice.

DATED at Calgary, Alberta, as of the 15 day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF ALTAGAS GENERAL PARTNER INC., for and on behalf of ALTAGAS INCOME TRUST

"David W. Cornhill"
David W. Cornhill
Chairman, President and Chief Executive Officer

Unitholders of record at the close of business on March 15, 2006 (the "Record Date"), will receive notice of, and be entitled to attend and vote at, the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting.

A Unitholder who is unable to attend the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it by regular mail to Computershare Trust Company of Canada, 100

TABLE OF CONTENTS

AltaGas

ALTAGAS INCOME TRUST

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies on behalf of Computershare Trust Company of Canada (the "Trustee") in its capacity as trustee of AltaGas Income Trust (the "Trust") by AltaGas General Partner Inc. (the "General Partner") for use at the Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of the Trust to be held at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on Thursday, April 27, 2006, at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set out in the accompanying notice of meeting (the "Notice of Meeting"). Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or e-mail by regular employees of AltaGas Ltd. ("**AltaGas**"). Pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*, arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of the Trust Units and the Exchangeable Units (as hereinafter defined). The cost of any such solicitation will be borne by the Trust. Information contained herein is given as of the date hereof unless otherwise specifically stated.

The Voting and Exchange Trustee (as hereinafter defined) has sent copies of the Notice of Meeting to the holders of the Exchangeable Units, together with copies of this Information Circular and the related meeting materials and a statement as to the manner in which those holders may instruct the Voting and Exchange Trustee to exercise the votes attaching to the Special Voting Unit (as hereinafter defined) entitled. Where applicable, "Unitholders" herein means the holders of Trust Units and the Voting Exchange Trustee, as holder of the Special Voting Unit.

For the purpose of this Information Circular, unless the context otherwise requires, capitalized terms shall have the meanings ascribed to those terms in the declaration of trust dated as of March 26, 2004, between the initial Unitholder and the Trustee, as amended by a first supplemental indenture dated as of April 30, 2004 (the declaration of trust, as amended, being referred to herein as the "**Declaration of Trust**"). A copy of the Declaration of Trust is available to Unitholders from the head office of AltaGas on demand and upon payment of reasonable reproduction costs.

Appointment of Proxy

Unitholders who wish to vote their Trust Units should complete, sign and deliver by regular mail the enclosed form of proxy to the Trust's registrar and transfer agent, Computershare Trust Company of Canada ("**Computershare**"), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Attention: Proxy Department (or send it by courier or hand delivery to Computershare's Calgary office at 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8). In order to be valid and acted upon at the Meeting, a form of proxy must be received no later than 5:00 p.m. (Calgary time) on the second business day before the date of the Meeting or any adjournment thereof or be deposited with the Chairman of the Meeting prior to the commencement thereof. By a resolution of the board of directors of the General Partner (the "**board of directors**"), the record date for the Meeting has been established as the close of business on Wednesday, March 15, 2006 (the "**Record Date**"). Only Unitholders of record as at the Record Date will receive notice of, and be entitled to attend and vote at, the Meeting. A Unitholder of record on the Record Date will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder may subsequently dispose of his or her Trust Units. No Unitholder who has become a Unitholder after the Record Date shall be entitled to attend or vote at the Meeting or any adjournment thereof.

Each holder of an Exchangeable Unit on the Record Date is entitled to direct the Voting and Exchange Trustee to exercise the part of the Equivalent Vote Amount (as hereinafter defined) attached to the Special Voting Unit corresponding to the Exchangeable Units held by that holder. Alternatively, that holder is entitled to direct the Voting and Exchange Trustee to give a proxy to that holder or his designee to personally exercise those votes or to a designated agent or other representative of the General Partner. **The Voting and Exchange Trustee will exercise each vote attached to the Special Voting Unit only as directed by the holder of an Exchangeable Unit and, in the absence of instructions from a holder as to voting, will not exercise those votes.**

Notice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of the Unitholders do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "**Beneficial Unitholders**") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting or any adjournment thereof. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Those Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of those Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co., a broker or another nominee, are held.

Applicable regulatory policy requires intermediaries (such as brokers or other nominees) to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting or any adjournment thereof. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Beneficial Unitholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Inc. (formerly Independent Investor Communications Corporation) ("**ADP**"). ADP typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver the Beneficial Unitholder's voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting or any adjournment thereof. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Trust Units directly at the Meeting or any adjournment thereof as the voting instruction form must be returned as directed by ADP well in advance of the Meeting or any adjournment thereof, as the case may be, in order to have the Trust Units voted.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Trust Units

The Trust is authorized to issue an unlimited number of Trust Units. As at the Record Date, 52,886,464 Trust Units were issued and outstanding. Unitholders of record are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot thereat. All votes on matters to be brought before the Meeting that require approval by a special resolution shall be conducted by a poll.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote purporting to be executed by or on behalf of a Unitholder shall be deemed valid unless challenged at or prior to its exercise, and the burden of proving invalidity shall rest on the challenger.

Organization

The following diagram sets out the current organizational structure of the Trust.


Public Unitholders
Trust Units
AltaGas Income Trust
Units (100%) and Holding Trust Notes
Common Shares (100%)
Class B Units (100%)
AltaGas Holding Trust
Class A Units (100%)
AltaGas General Partner Inc.
AltaGas Holding Limited Partnership No. 1
Class A Units (100%)
0.01%
AltaGas Holding Limited Partnership No. 2
99.99%
AltaGas Limited Partnership
Common Shares (100%) and debt
0.01%
0.01%
99.99%
99.99%
AltaGas Ltd.
PremStar Energy Canada Limited Partnership
ECNG Limited Partnership
100%
99.99%
AltaGas Holdings Inc.
0.01%
AltaGas Operating Partnership
0.15%
99.85%
22.59%
AltaGas Power Holdings Partnership
77.36%
0.05%
AltaGas Pipeline Partnership
50%
ASTC Power Partnership

Administration Agreement

Generally, AltaGas provides administrative and support services to, and is responsible for the management and general administration of, the affairs of the Trust, pursuant to an administration agreement dated May 1, 2004 among, AltaGas, the Trust, Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 (the "**Administration Agreement**"), including the power and authority to: (a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustee, which are not otherwise delegated therein, pursuant to the Delegation Agreement or the Administration Agreement and generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Trust; (b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under the Declaration of Trust; (c) authorize and pay on behalf of the Trust of operation expenses incurred on behalf of the Trust and the negotiation of contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers); (d) subject to the direction and approval of the General Partner, deal with banks and other institutional lenders; (e) subject to the approval of the General Partner, compute, determine and make on the Trust's behalf distributions to Unitholders of distributions properly payable by the Trust and administer on behalf of the Trust such distribution reinvestment plans and other similar plans as the Trust may establish from time to time; (f) ensure compliance by the Trust with, and enforcing all rights of the Trust under, all agreements entered into by the Trust, including the Voting and Exchange Trust Agreement; (g) ensure compliance by the Trust with all applicable securities legislation including without limitation, continuous disclosure obligations; (h) subject to the approval of the General Partner, prepare on behalf of the Trust any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units; (i) provide investor relations services to the Trust; (j) call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and subject to the approval of the General Partner, prepare and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof; and (k) subject to the approval of the General Partner, prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws, including information or proxy circulars, annual information forms, prospectuses, quarterly and annual reports, notices, financial reports and tax information relating to the Trust.

AltaGas provides similar administrative services to the foregoing to each of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2 pursuant to the Administration Agreement, modified as necessary to take into account the nature of the entity and the terms, conditions and limitations of the constating documents of Holding Trust, the General Partner, AltaGas LP #1 and AltaGas LP #2, respectively.

Delegation Agreement

In addition to the delegation of duties to AltaGas pursuant to the Administration Agreement, the Trustee has also delegated certain of its other powers and duties to the General Partner pursuant to the terms of a delegation agreement dated May 1, 2004 among the Trust, the General Partner and the Trustee (the "**Delegation Agreement**").

Pursuant to the terms of the Delegation Agreement, the Trustee has delegated to the General Partner the responsibility for, among other things: (a) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the determination of distributions (including the designation of any capital gain) to Unitholders; (b) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to the redemption of Trust Units; (c) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to ensuring compliance with the restrictions contained in the Declaration of Trust with respect to non-resident ownership of Trust Units; (d) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to the direct or indirect acquisition of Trust assets by the Trust and the negotiation of agreements in respect thereof; (e) undertaking responsibility to make all determinations, and take, or cause to be taken, all such actions as relate to all matters related to any offering by the Trust; (f) undertaking responsibility to make all directions and approve the negotiation and securing of bank financing or refinancing of one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Trust or any entity in which the Trust holds any direct or indirect interest; (g) approving on behalf of the Trust the annual audited and interim unaudited financial statements of the Trust, as well as relevant tax information; (h) approving on behalf of the Trust all information to which Unitholders are entitled under the Declaration of Trust and under applicable laws; (i) undertaking and performing, by and through the Audit Committee of the board of directors, all acts and making all decisions and doing all other things, for, on

Name of Proposed Nominee, Position with the General Partner and AltaGas and Municipality of Residence	Present Principal Occupation and Principal Occupation during the Last Five (5) Years	Director Since	Securities Beneficially Owned or Controlled(1)(2)	Attendance at Meetings(3)
Allan L. Edgeworth(4)(5) Director of the General Partner Calgary, Alberta, Canada	President, ALE Energy Inc. from January 2005; President and CEO, Alliance Pipeline 2001 to 2004; Executive Vice President and COO, Alliance Pipeline 1998 to 2001	March 2, 2005	Nil Trust Units 20,000 Trust Options	9/11
Denis C. Fonteyne(4)(5)(7) Director of the General Partner Calgary, Alberta, Canada	Natural gas industry consultant since 1997	May 1, 2004 Director of AltaGas Services from September 1, 1998 to April 30, 2004	36,300 Trust Units Nil Trust Options	11/11
Daryl H. Gilbert(4)(6)(7)(10) Director of the General Partner Calgary, Alberta, Canada	Independent businessman from January 2005; prior thereto President and Chief Executive Officer of Gilbert Laustsen Jung Associates Ltd. (an engineering consulting firm)	May 1, 2004 Director of AltaGas Services from May 4, 2000 to April 30, 2004	36,800 Trust Units Nil Trust Options	11/11
Robert B. Hodgins(4)(6) Director of the General Partner Calgary, Alberta, Canada	Investor from December 2004; Chief Financial Officer, Pengrowth Energy Trust 2002 to 2004; Vice President and Treasurer Canadian Pacific Limited 1998 to 2002	March 2, 2005	Nil Trust Units 20,000 Trust Options	10/11
Myron F. Kanik(4)(7)(8)(9) Director of the General Partner Calgary, Alberta, Canada	President, Kanik and Associates Ltd. (an energy industry consulting company) since 1999	May 1, 2004 Director of AltaGas Services from June 1, 2001 to April 30, 2004	46,189 Trust Units Nil Trust Options	10/11
David F. Mackie(4)(7)(8) Director of the General Partner Houston, Texas, United States of America	Energy industry consultant and investor	May 1, 2004 Director of AltaGas Services from January 12, 1995 to April 30, 2004	1,079,530 Trust Units Nil Trust Options	11/11

Notes:

(1) References to Trust Units in this column includes both Trust Units and Exchangeable Units beneficially owned, directly or indirectly, or over which control or direction is exercised by each nominee for director. Certain of the directors have also been granted Trust Options. See "*Executive Compensation*" and "*Report on Employee and Executive Compensation*".

(2) The nominees for directors of the General Partner hold approximately 4 percent of the total issued and outstanding Trust Units.

(3) There were 11 meetings of the board of directors in 2005.

(4) Independent directors (see also "*Schedule A – Statement of the General Partner's Governance Practices*").

(5) Member of the Environment and Safety Committee.

(6) Member of the Audit Committee.

(7) Member of the Human Resources and Compensation Committee.

(8) Member of the Governance Committee.

(9) Lead Director.

(10) Mr. Daryl H. Gilbert, a director of the General Partner, is also a director of Globel Direct, Inc. ("Globel"). Globel was the subject of a cease trade order issued by the Alberta Securities Commission and the British Columbia Securities Commission on November 7, 2002 because Globel had not filed its Annual Financial Statements for its fiscal year ending May 31, 2002 and its Interim Financial Statements for its first quarter ended August 31, 2002 prior to the prescribed filing deadlines. Globel filed the Annual Financial Statements and Interim Financial Statements on December 20, 2002 and the cease trade order was removed on December 20, 2002.

(11) Non-independent director. Mr. David W. Cornhill is not considered to be an independent director as he is an executive officer of the General Partner (see also "*Schedule A – Statement of the General Partner's Governance Practices*").

The 10% Rolling Maximum Amendments provide that if an option expires without having been exercised in full, the Trust Units not purchased become available again under the Trust Unit Option Plan. Prior to the 10% Rolling Maximum Amendments, Trust Units issued on exercise of Trust Options reduced the number of Trust Units available for other option grants. After the 10% Rolling Maximum Amendments, Trust Units issued on exercise of Trust Options will not reduce the number of Trust Units available for other option grants. Certain restrictions on the maximum number of Trust Units that may be issuable or issued to insiders under the Trust Unit Option Plan and the Trust's other security based compensation arrangements have been amended to conform to the new TSX rules. Finally, certain wording and grammatical corrections and consequential amendments have been made.

With the exception of the 10% Rolling Maximum Amendments, the remaining material provisions of the Trust Unit Option Plan will remain unchanged, including the following:

- written agreements will be entered into between AltaGas and each optionee to whom a Trust Option is granted (a "**Trust Option Agreement**") which will set out the number of Trust Units subject to option, the exercise price, vesting dates and conditions, the exercise period and any other terms and conditions approved by the board of directors, all in accordance with the provisions of the Trust Unit Option Plan;

- the number of Trust Units reserved for issuance pursuant to Trust Options granted to insiders of the Trust will not exceed 10 percent of the issued and outstanding Trust Units and Exchangeable Units;

- the exercise price for a Trust Option shall be as determined by the board of directors, subject to any limitations imposed by the TSX, and in any event shall be an amount at least equal to the closing price of the Trust Units on the TSX on the trading day immediately preceding the date of grant of the Trust Option;

- the exercise period during which an optionee may exercise a Trust Option (subject to applicable vesting limitations) commences on the date that Trust Option is granted to that optionee and ends no later than the date 10 years thereafter;

- no right or interest of any optionee in or under the Trust Unit Option Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution or if so provided in the Trust Option Agreement with the optionee, subject to the requirements of, or as otherwise allowed by, the TSX. Any such right or interest shall be exercisable during the lifetime of an optionee only by that optionee or his legal representatives or after the death of an optionee or on the optionee ceasing to be a director, officer, employee, consultant or other personnel of AltaGas or an affiliate or the General Partner, only as specified in the Trust Option Agreement with the optionee; and

- the board of directors may amend or terminate the Trust Unit Option Plan or any outstanding Trust Option granted thereunder:

    - at any time without the approval of the Trust, the Unitholders or any optionee whose Trust Option is amended or terminated, in order to conform the Trust Unit Option Plan or such Trust Option, as the case may be, to applicable law or regulation or the requirements of the TSX, whether or not that amendment or termination would affect any accrued rights, subject to the approval of the TSX; or

    - for any reason other than the reasons set forth above, subject to the approval of the TSX and the approval of the Trust and the Unitholders (or disinterested Unitholders, as the case may be) if required by such authority. No such amendment or termination will, without the consent of an optionee, alter or impair any rights which have accrued to him or her prior to the effective date thereof.

See also "*Executive Compensation – Trust Unit Option Plan*".

General Partner the power, among other things, of the directors of AltaGas to appoint the executive officers of AltaGas and to manage, or to supervise the management of, the business and affairs of AltaGas.

The General Partner on behalf of the Trust has structured its governance to comply with applicable legislation and policies, including National Policy 41-201 – *Income Trusts and Other Indirect Offerings*, Multilateral Instrument 52-110 – *Audit Committees* ("**MI 52-110**"), National Policy 58-201 - *Corporate Governance Guidelines* ("**NP 58-201**") and National Instrument 58-101 - *Disclosure of Corporate Governance Practices* ("**NI 58-101**"). **Attached as Schedule A – Statement of General Partner's Governance Practices to this Information Circular is a description of the General Partner's corporate governance practices with specific reference to NI 58-101 and MI 52-110.** The board of directors believes that the General Partner's governance policies and practices are fully compliant with the requirements of MI 52-110 and NI 58-101 and substantially compliant with the guidelines of NP 58-201. In addition, the General Partner stays abreast of legislative and other policy initiatives pertaining to corporate governance matters and proactively seeks to adjust its corporate governance to address such potential requirements.

The board of directors discharges its responsibilities directly and through its committees. At regularly scheduled meetings, the board of directors and management of AltaGas discuss the issues relevant to the Trust's strategy and business. Currently, the board of directors meets a minimum of five times per year and in 2005 met eleven times. The nature of the business discussed and conducted by the board of directors at any particular meeting is dependent on the then-current state of the Trust's business and the opportunities and risks that the Trust faces at that time. However, every board of directors' meeting includes a review of the Trust's consolidated financial and operational status and performance and a report from any committees that have met since the last board meeting.

Board Committees

The limits of management's responsibilities are clearly defined by the board of directors of the General Partner. This is accomplished both by specifically identifying the roles and responsibilities of the President and Chief Executive Officer and Chief Financial Officer of the General Partner and specifying that all material decisions relating to the business and operations of the General Partner and AltaGas are to be made by the board of directors or a committee thereof.

Committees

The board of directors has established four committees: the Audit Committee, the Governance Committee, the Environment and Safety Committee and the Human Resources and Compensation Committee. All of the members of the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee are "independent" directors, within the meaning of MI 52-110. In addition, a majority of members of the Environment and Safety Committee are independent directors.

Pursuant to the Unanimous Shareholder Agreement, the committees of the board of directors of the General Partner have authority over both the General Partner and AltaGas on those matters covered by their respective mandates.

Audit Committee

The board of directors has developed written terms of reference outlining the Audit Committee's roles and responsibilities and provides appropriate guidance to Audit Committee members as to their duties. These terms of reference are reviewed annually by the board of directors. The Audit Committee reviews the annual and interim financial statements of the Trust and makes recommendations to the board of directors with respect to those statements. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management, and the adequacy of the internal accounting control procedures and systems within AltaGas. The Audit Committee is responsible for ensuring that management has implemented an effective system of internal control and has oversight responsibility for management reporting on internal control.

The Audit Committee meets with the Trust's auditors regularly, independent of management, and has direct communication channels with the Trust's external and internal auditors to discuss and review specific issues as appropriate.

(b) the Chief Financial Officer ("**CFO**") of the General Partner and of AltaGas;

(c) AltaGas' three most highly compensated executive officers other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose respective total salary and bonus exceeded $150,000; and

(d) any other individuals for whom disclosure would have been provided under (c) but for the fact that they were not serving as an officer of AltaGas at the end of the most recently completed financial year.

The following table sets forth information concerning the compensation paid by AltaGas to its Named Executive Officers for the three most recently completed financial years. **Prior to the Effective Date of the Arrangement certain of the following individuals were Named Executive Officers of AltaGas Services. As a result, information in respect of those Named Executive Officers for those prior periods is in relation to their capacity as executive officers of that predecessor entity.**

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Year Ended Dec 31**	**Salary ($)**	**Bonus ($)[1]**	**Other Annual Compen-sation[2] ($)**	**Securities Under Options/SARs Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**Long Term Incentive Plan Payouts ($)**	**All Other Compen-sation [5] ($)**
David W. Cornhill Chairman of the Board, President and CEO	2005	435,000	424,700[1]	-	4,500[4]	-	-	1,065,447[5]
	2004	415,000	725,000	-	54,652[4]	-	-	454,018[5]
	2003	392,500	180,000	-	-	-	-	38,465
Patricia M. Newson Senior VP Finance and CFO	2005	263,542	163,800[1]	-	3,000[4]	-	-	486,383[5]
	2004	250,000	312,800	-	48,779[4]	-	-	214,598[5]
	2003	229,999	90,700	-	-	-	-	22,540
Marshal L. Thompson Senior VP Gathering and Processing	2005	201,250	97,611[1]	-	1,350[4]	-	-	17,924
	2004	185,000	96,687	-	15,863[4]	-	-	15,817
	2003	169,999	34,000	-	25,349[3]	-	-	12,720
Dennis A. Dawson VP, General Counsel and Corporate Secretary	2005	198,000	122,208[1]	-	2,100[4]	-	-	334,686[6]
	2004	190,000	201,250	-	17,140[4]	-	-	139,875[6]
	2003	175,000	56,400	-	-	-	-	-
Kent A. Stout VP Corporate Resources	2005	180,000	88,128[1]	-	1,800[4]	-	-	54,415
	2004	170,000	102,600	-	12,986[4]	-	-	14,712
	2003	152,000	35,000	-	10,000[3]	-	-	12,996

equal to the sum of (a) two times the annual base salary paid to Mr. Cornhill in the last full month of employment; (b) two times his annual base salary multiplied by the annual target bonus percentage; (c) a cash amount equal to the value of the benefit entitlements for a two-year period; and (d) a cash amount equal to the product of 24 times the value of the monthly car allowance paid to him.

If at any time during the term of the amended and restated Employment Agreement with Mr. Cornhill there is a "change of control" (as defined below), Mr. Cornhill is entitled, at any time after six months but before one year, after the effective date of such change of control, to terminate his employment with AltaGas by the giving of 60 days' notice to that effect. In that event, or if AltaGas terminates his amended and restated Employment Agreement, following a change of control Mr. Cornhill is entitled to a Retirement Allowance equal to the sum of (a) 30 months of compensation calculated using the gross monthly base salary paid to Mr. Cornhill in the last full month of employment; (b) 30 times the product of the monthly base salary at the time the change of control occurs multiplied by the annual target bonus percentage; (c) a cash amount equal to the value of benefit entitlements for a 30 month period; and (d) a cash amount equal to the product of 30 times the value of the monthly car allowance paid to him. "Change of control" includes the acquisition of control by any means and "control" means the power to direct or cause the direction of the management and policies of AltaGas or any applicable affiliate provided that a reverse take-over of AltaGas shall not constitute a change of control so long as more than one-half of the members of the board of AltaGas immediately prior to the reverse take-over constitute more than one-half of the board of directors of the other company involved in the reverse take-over of AltaGas following the reverse take-over. The definition of change of control in each of the amended and restated Employment Agreements was modified to reflect that given the organization structure of the Trust depicted in the "*Background to and Administration of the Trust - Background*" section of this Information Circular a change of control could occur by acquiring control of the shares of AltaGas or any of the entities above AltaGas in the structure.

Mr. Cornhill is entitled to terminate his employment with AltaGas by giving six months notice to that effect. In this event, Mr. Cornhill is to be entitled to receive the Retirement Allowance.

The amended and restated Employment Agreements for Ms. Newson and Mr. Dawson were revised so that they are now substantially the same as for Mr. Cornhill, except that the Retirement Allowance payable under those amended and restated Employment Agreements is equal to two times (a) the base salary paid to the Named Executive Officer in the last full month of employment; (b) the product of the annual base salary in effect during the last month of employment multiplied by the annual target bonus percentage; (c) the value of the benefit entitlements for a one-year period; and (d) the value of the annual car allowance; and that if Ms. Newson or Mr. Dawson terminates her or his employment with AltaGas other than following a change of control (as defined above) she or he, respectively is not entitled to receive the Retirement Allowance. Ms. Newson and Mr. Dawson are entitled, at any time after six months but before nine months after the effective date of a change of control, to terminate her or his employment with AltaGas and receive the Retirement Allowance by the giving of 60 days notice to that effect.

Other than pursuant to the amended and restated Employment Agreements, there is no plan or arrangement in respect of compensation received or that may be received by Named Executive Officers in the most recently completed financial year with a view to compensating those officers in the event of termination of their employment or a change of responsibilities following a change in control.

Retention of Employees on Change of Control

The reorganization of the business of AltaGas Services into the Trust pursuant to the Arrangement constituted a change of control under the Employment Agreements and the Holden Employment Agreement.

As a result of that change of control each of Mr. Cornhill, Ms. Newson and Mr. Dawson were entitled to terminate their employment with AltaGas Services and receive the Retirement Allowance respectively payable to them in that event. Similarly, as a result of that change of control Mr. Holden was entitled to terminate his employment with AltaGas Services and receive a retirement allowance equal to the sum of (a) 24 times the gross monthly base salary paid to the executive officer in the last full month of employment; (b) two times the annual base salary multiplied by the annual target bonus percentage; and (c) a cash amount equal to the value of the benefit entitlements for a two-year period (the "**Holden Retirement Allowance**"). In order to avoid the loss of these valued employees and their extensive knowledge of AltaGas Services, AltaGas entered into agreements with each of these Named Executive Officers pursuant to which they waived their rights to terminate their employment with AltaGas

The Human Resources and Compensation Committee of the board of directors of the General Partner will determine in its sole discretion the appropriate performance vesting criteria for the purpose of the RU and PU aspects of the plan. That authority has been delegated to the General Partner pursuant to the Unanimous Shareholder Agreement.

The MTIP functions as follows:

(a) the board of directors approves individual grants under the MTIP that are a function of the extent to which individual performance targets were achieved and the level of total compensation provided to similarly placed and qualified individuals in AltaGas and comparable-sized entities;

(b) following the determination of an individual's grant, the cash value of the grant is converted to phantom whole units (split evenly between RUs and PUs unless the board of directors determines otherwise) equal to the number of whole Trust Units that such individual's grant would have been able to acquire at the date of grant, based on the fair market value ("**FMV**") of the Trust Units. For that purpose, the FMV of the Trust Units is equal to the average of the closing prices of the Trust Units on the TSX (or if the Trust Units are not then listed on the TSX then such other exchange upon which the Trust Units are listed) for the immediately preceding 20 trading days prior to the date of grant;

(c) the RUs and PUs are tracked during the applicable vesting period and distributions on a Trust Unit during that period are deemed to be paid on the dates of distribution on each PU and RU and reinvested to acquire more phantom whole units and accrue to the benefit of that individual in the accounts maintained for that individual, to be paid to the individual if and to the extent vesting occurs; and

(d) upon the vesting of RUs or PUs, and contingent upon the applicable performance criteria being achieved, AltaGas has the option to pay out the RUs or PUs (including the additional units acquired on reinvestment of the accrued distributions in respect thereof), as the case may be, in cash or in Trust Units equivalent in value acquired by the plan administrator in the open market.

The aggregate number of RUs, PUs and Trust Options, as applicable, held at December 31, 2005, the market value of the RUs, PUs and Trust Options, as applicable, at their respective award dates and their vesting schedules are as follows:

Name	Securities Under Options/SARS Granted (#)	Percent of Total Options/SARS Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)(1)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)
David W. Cornhill	32,719(2)	18.66%	-	$17.03
	14,621(3)	44.86%	-	$17.03
	4,500(5)	25.35%	-	$24.71
Patricia M. Newson	19,971(2)	11.39%	-	$17.03
	5,872(3)	18.02%	-	$17.03
	20,000(4)	66.67%	-	$21.45
	3,000(5)	16.90%	-	$24.71
Marshal L. Thompson	10,863(2)	6.20%	-	$17.03
	5,000(4)	16.67%	-	$21.45
	1,350(5)	7.61%	-	$24.71

amount equal to any such cash distribution or the fair market value of any distribution in specie, stock distribution or other distribution. TSX approval to the amendment was obtained prior to its adoption. Unitholder approval to the amendment was not necessary.

The Trust Unit Option Plan, as amended by the foregoing amendment and the proposed 10% Rolling Maximum Amendments, will be available for inspection at the registered office of AltaGas, 1700, 355 – 4th Street SW, Calgary, Alberta, during ordinary business hours up to and including the date of the Meeting.

There were no Trust Options granted to Named Executive Officers in the financial year ended December 31, 2005.

The following table shows the aggregate number of Trust Units acquired on exercise of Trust Options during the financial year ended December 31, 2005, the value realized upon exercise of the Options, the number of unexercised Trust Options held at year-end and the year-end value of the unexercised Trust Options for Trust Options held by Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at Fiscal Year-End Exercisable / Unexercisable (#/#)	Value of Unexercised in-the-Money Options/SARS at Fiscal Year-End(2) Exercisable / Unexercisable ($/$)
David W. Cornhill	100,000	$1,650,500	- / -	- / -
Dennis A. Dawson	42,150	$690,987	- / -	- / -

Notes:

(1) For the purpose of calculating the aggregate value realized, the exercise price of each Trust Option exercised was subtracted from the closing trading price for the Trust Units on the TSX on the day on which the Trust Options were exercised, and the resulting value was multiplied by the number of Trust Units obtained on exercise of Trust Options. Note that all Trust Units obtained on exercise of Trust Options may not have been sold, so that these values may not have been actually realized by the optionees.

(2) For the purpose of calculating the in-the-money values of the Trust Options, the exercise price of each Trust Option would be subtracted from the closing price of the Trust Units on the TSX on December 30, 2005, the last trading day in the Trust's financial year ended December 31, 2005, which was $27.95.

Employee Unit Purchase Savings Plan

AltaGas has an Employee Unit Purchase Savings Plan that has been effective since May 2004. All employees of AltaGas are eligible to participate in this savings plan. Employees can contribute up to 10 percent of their base pay into the savings plan. AltaGas will match employee contributions up to a maximum of two and 2.5 percent of base pay for those employees with up to three years of service; 3.75 percent of base pay for those employees with three to six years of service; and 5 percent of base pay for those employees with more than six years of service. Employee contributions can be invested in Trust Units, a short-term investment fund or a combination of such investments. AltaGas' contributions are invested in Trust Units.

Group RRSP

Until July 1, 2005, AltaGas did not have a pension plan for executive officers or employees, except in respect of an operating subsidiary which has subsequently been divested. On July 1, 2005, AltaGas instituted a pension plan as described below under *"Executive Compensation – Pension Plan and Supplemental Executive Retirement Plan"*. Until July 1, 2005, AltaGas coordinated a group (the "**Group RRSP**") registered retirement savings plan ("**RRSP**") whereby employee contributions into their self-directed RRSPs were matched by AltaGas at a rate of 80 percent of the employee's contribution, to a maximum of 4.8 percent of base pay. AltaGas will continue to enable individuals to contribute to an RRSP, but with the commencement of the DC Plan (as defined below), will not match such contributions.

Based on their current highest average earnings and assuming the Named Executive Officers remain employed by AltaGas until age 60, the Named Executive Officers will have the number of years of pensionable service and benefit payable set out below their names:

	David W. Cornhill	Patricia M. Newson	Marshal L. Thompson	Dennis A. Dawson	Kent. E. Stout	Gary R. Holden(1)
Years of pensionable service to December 31, 2005	7.25	5.00	1.00	3.92	2.58	N/A
Accrued pension at December 31, 2005 and payable at age 60	$77,000	$29,700	$4,500	$17,600	$9,900	N/A
Years of pensionable service at age 60	19.42	20.17	16.00	16.50	25.83	N/A
Annual benefit payable at age 60	$206,100	$119,800	$71,700	$74,300	$99,400	N/A
Accrued Liability as at December 31, 2005	$939,000	$299,000	$41,000	$169,000	$73,000	N/A

(1) Mr. Holden was employed by AltaGas from March 1, 2003 to April 15, 2005, prior to implementation of the DC Plan and SERP.

The calculation of reported amounts uses actuarial assumptions and methods that are consistent with those used for calculating pension obligations and annual expense as disclosed in AltaGas' financial statements.

Government of Canada payments received (Old Age Security and Canada Pension Plan) are in addition to the payments shown in the table.

Long Term Incentive Plans

Other than the MTIP, the Trust Unit Option Plan, the Short Term Incentive Plan, the Employee Unit Purchase Savings Plan, the Group RRSP, DC Plan and SERP, AltaGas does not have any plans which provide compensation intended to serve as an incentive to Named Executive Officers for performance to occur over a period longer than one financial year.

Other Compensation

Other than as herein set forth, AltaGas did not pay any additional compensation to its Named Executive Officers in the financial year ended December 31, 2005.

Trust Unit Ownership Guideline for Officers

In recognition of the importance of ensuring an alignment of financial interests of officers with those of Unitholders, AltaGas has adopted Trust Unit ownership guidelines for officers of AltaGas effective January 1, 2004.

Under the guidelines, incumbents in the following officer positions will be expected to make reasonable efforts to achieve targeted Trust Unit ownership levels within a five-year period commencing on the later of January 1, 2004 or upon the date of formal appointment as an officer of AltaGas.

Compensation Policy

The philosophy of the board of directors is that if AltaGas does well, the employees will also do well and will be rewarded through cash bonuses, increases in long-term variable compensation, such as Trust Option and MTIP incentive awards, additional long-term variable compensation awards or combinations of any or all of the foregoing. The goal of the HR Committee in making compensation recommendations is to recognize and reward individual performance as well as to provide a competitive industry level of compensation, taking into consideration the individual's experience and performance and the financial performance of the Trust and AltaGas.

AltaGas' human resources department reviews industry compensation information provided by consultants and compares its level of overall compensation with those of comparably-sized trusts and companies. A summary of this information is provided to the HR Committee to assist in approving AltaGas' overall compensation policy and the compensation to be paid, especially to the senior officers. The HR Committee also periodically independently retains external consultants to review compensation matters. Comparable trusts and corporations are chosen based on their being in the oil and gas industry. Comparable positions are identified based on publicly available information on such corporations.

The HR Committee views total compensation as a linked strategy towards achieving overall performance targets and has designed a total compensation package of short-term and long-term compensation with fixed and variable compensation components. Currently the compensation program for employees of AltaGas consists of salary, benefits and the Short Term Incentive Plan by way of short-term compensation; and the Trust Unit Option Plan, the Mid Term Incentive Plan, the Employee Unit Purchase Savings Plan, the Group RRSP, the Pension Plan and the Supplementary Executive Pension Plan by way of long-term compensation.

AltaGas emphasizes fair annual fixed and variable compensation to provide an immediate incentive for short-term performance. A lesser emphasis is placed on longer-term compensation, the focus of which is longer-term commitment by AltaGas' officers and employees.

Annual Salary

Annual salary is intended to provide a competitive rate of compensation and recognize the skills, competencies and level of responsibility of employees. Generally, the HR Committee targets base salaries at levels approximating those holding similar positions in comparably-sized companies in the industry (as outlined above) and hopes to achieve targeted total compensation levels through other fixed and variable compensation components.

Short Term Incentive Plan

AltaGas implemented a Short Term Incentive Plan for permanently employed executive officers and employees of AltaGas to provide annual cash bonuses based on individual, team and overall performance. The operation of this plan is outlined under "*Executive Compensation - Short Term Incentive Plan*".

The Trust performance indicators under the Short Term Incentive Plan in respect of the 2005 year were return on equity ("**ROE**") of 16.27 percent and earnings of $1.45 per Trust Unit, compared with, respectively, 2004 return on equity of 15.65 percent and earnings of $1.33 per Trust Unit. See also "*Report on Employee and Executive Compensation - Performance Graph*" for changes in the cumulative Unitholder return of AltaGas over time and as compared with key industry indicators.

No awards were made to any Named Executive Officer under the Short Term Incentive Plan in cases where the Named Executive Officer did not meet any specific performance criteria.

Mid Term Incentive Plan

The Mid Term Incentive Plan is an additional form of long-term variable compensation incentive. The quantum and granting of units under the MTIP is related to individual performance and is used to attract, retain and motivate a highly qualified staff. Factors considered in granting RUs and PUs include the extent to which individual performance targets are achieved and the level of RUs and PUs granted to similarly placed and qualified individuals in AltaGas.

(70 percent) and team-individual performance (30 percent). Corporate performance is measured relative to preset targets for ROE and EPU.

Grants under the MTIP are an additional form of long-term variable compensation incentive. The quantum and granting of RUs and PUs under the MTIP is related to competitive conditions determined as outlined above and individual performance.

Trust Options are granted dependent on the number of Trust Options available for grant, competitive conditions determined as outlined above and individual performance.

Mr. Cornhill, the President and Chief Executive Officer and a director of the General Partner, does not vote and is excused from Board and Committee meetings with respect to compensation matters affecting him.

Performance Graph

The Common Shares of AltaGas Services have been listed on the TSX since January 17, 2000. Following the Effective Date of the Arrangement, the Trust Units were listed on the TSX in substitution for the Common Shares of AltaGas Services and are included in the S&P/TSX Capped Energy Trust, S&P/TSX Income Trust and S&P/TSX Composite indices (the last at half weight since December 16, 2005).

The following table and graph compare the yearly percentage change in the cumulative shareholder return over the last five years on the Common Shares (assuming a $100 investment was made on December 31, 2000) with the cumulative total return of the S&P/TSX Composite Index, the S&P/TSX Capped Energy Trust Index and the S&P/TSX Income Trust Index. The values assume the reinvestment of any declared dividends or distributions.

	Dec. 31 2000	Dec. 31 2001	Dec. 31 2002	Dec. 31 2003	Dec. 31 2004	Dec. 31 2005
AltaGas	100	147	199	337	519	691
S&P/TSX Composite Index	100	87	77	97	111	138
S&P/TSX Capped Energy Trust Index	100	112	134	196	256	382
S&P/TSX Income Trust Index	100	122	138	191	242	317



700
600
500
400
300
200
100
Index Value
AltaGas
S&P/TSX Composite Index
S&P/TSX Capped Energy Trust Index
S&P/TSX Income Trust Index
Dec. 31 2000
Dec. 31 2001
Dec. 31 2002
Dec. 31 2003
Dec. 31 2004
Dec. 31 2005
Year Ended

Compensation of Directors

The board of directors is entitled to compensation for their services as directors of the General Partner. In the year ended December 31, 2005, the compensation for the directors, other than the directors who are also executive officers or employees of the General Partner or AltaGas, was a retainer of $28,000 per year plus a meeting fee of $1,000 per meeting after the fifth meeting of the board of directors in the calendar year and reimbursement for their out-of-pocket expenses incurred in acting as a director. The Chairman of the board of directors is an executive officer of AltaGas and received no additional fees for service on the board of directors. The Lead Director receives an annual fee of $60,000 for the increased workload associated with the role of Lead Director. In the year ended

OTHER MATTERS

The General Partner knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

AltaGas shall provide without charge, upon request being made to AltaGas, a copy of the Trust's annual information form, together with any document, or the pertinent pages of any document, incorporated by reference therein, the Trust's most recently filed comparative annual financial statements, together with the accompanying report of the auditor, the Trust's most recently filed annual Management Discussion and Analysis and any interim financial statements of the Trust that have been filed thereafter and the interim Management Discussion and Analysis relating thereto.

Additional information relating to the General Partner, AltaGas and the Trust is available on SEDAR at www.sedar.com.

DATE: March 15, 2006.

SCHEDULE A
STATEMENT OF GENERAL PARTNER'S GOVERNANCE PRACTICES

The following table sets forth the disclosure requirements for Corporate Governance Disclosure set forth in NI 58-101F1 together with the General Partner's governance approach. In addition, where applicable the table references the requirements contained in MI 52-110 and the General Partner's compliance therewith. The board of directors believes that the General Partner's corporate governance policies and practices fully comply with the requirements of MI 52-110 and NI 58-101 and substantially comply with the guidelines of NP 58-201.

1. Board of Directors	
a.	**Disclose the identity of directors who are independent.** Independent directors: John B. Breen — Allan L. Edgeworth Denis C. Fonteyne — Daryl H. Gilbert Robert B. Hodgins — Myron F. Kanik David F. Mackie This disclosure is also set forth above under *"Election of Directors"*.
b.	**Disclose the identity of directors who are not independent, and describe the basis for that determination.** David W. Cornhill, as President and Chief Executive Officer of AltaGas General Partner Inc. and a member of management, is not considered independent.
c.	**Disclose whether or not a majority of directors are independent.** A majority of the directors, seven of eight, are independent within the meaning of NI 58-201.
d.	**Disclose directors' directorships in other public entities.** John B. Breen is not a director of any other public entity. David W. Cornhill is a director of Taylor NGL Limited Partnership and AltaGas Utility Group Inc. Allan L. Edgeworth is a director of Emera Inc. Denis C. Fonteyne is not a director of any other public entity. Daryl H. Gilbert is a director of Canetic Resources Trust, Chamaelo Exploration Ltd., Kereco Energy Ltd., and Globel Direct Inc. Robert B. Hodgins is a Trustee of Calpine Power Income Fund, and a director of Enerflex Systems Ltd. and Fairborne Energy Trust. Myron F. Kanik is a director of Pembina Pipeline Income Fund and Canada Southern Petroleum Ltd. David F. Mackie is not a director of any other public entity.
e.	**Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.** In 2005, the independent directors held one meeting at which the non-independent director and management were not in attendance. In 2006, the independent directors have scheduled five meetings at which the non-independent director and management will not be in attendance.

B. Notice of the time, date and place of each meeting of the board of directors shall be given to each director not less than 48 hours before the time when the meeting is to be held in accordance with the By-laws and the Act.

C. A quorum of the directors at any meeting necessary for the transaction of business shall be as set forth in the By-laws.

D. The board of directors will meet at least once annually to review long-term and strategic planning for the Trust.

E. The independent directors will meet on a periodic basis in the absence of management and non-independent directors.

DUTIES AND RESPONSIBILITIES

A. The board of directors has plenary power. Any responsibility not delegated to management or a committee of the board of directors remains with the board of directors.

B. The board of directors, in accordance with the Articles, the By-laws and the Act, affirms its mandate and general power to manage and supervise the management of the business and affairs of the Trust, the General Partner and AltaGas and assumes responsibility for the overall stewardship of the Trust, the General Partner and AltaGas.

C. In discharging its general powers and responsibilities and fulfilling its mandate, the board of directors oversees the development, adoption and implementation of the Trust's strategies and plans. In addition to its general powers and responsibilities, the Board's responsibilities include:

1. Establishing a code of business ethics, encouraging a culture of ethical business conduct throughout the organization and monitoring compliance with the code of business ethics by the directors, officers and employees of the Trust and its subsidiaries;
2. Participating in the Trust's strategic planning process on an annual basis, including an examination of the opportunities and risks of the business of the Trust and its subsidiaries;
3. Identifying and understanding the principal risks associated with the Trust's business and reviewing and approving the implementation of systems to manage such risks;
4. Overseeing management development and succession planning through the Human Resources and Compensation Committee;
5. Establishing policies for communicating with Unitholders and others and for receiving comment from Unitholders and others;
6. Reviewing the effectiveness of the Trust's internal control and management information systems;
7. Developing the Trust's approach to governance through the Governance Committee of the board of directors; and
8. The general review of the Trust's results of operations, including the evaluation of the general and specific performance of management.

D. The board of directors is responsible for establishing policies to ensure effective, timely and non-selective communications between the Trust, its Unitholders, other stakeholders and the public. The board of directors, or the appropriate committee thereof, will review and approve the content of the Trust's major communications to Unitholders and the investing public, including the quarterly and annual reports, the information circular, the annual information form and any prospectuses that may be issued. The board of directors will establish policies for receiving communications from its Unitholders, other stakeholders and the public.

E. The board of directors is responsible for establishing the mandates, roles and responsibilities of the Committees of the board of directors and the Chairs of each Committee and for delineating the responsibilities of the Chairman, Lead Director, President and Chief Executive Officer and management.

4. Orientation and Continuing Education	
a.	**Briefly describe what measures the board takes to orient new directors regarding** **(i) the role of the board, its committees and its directors, and** **(ii) the nature and operation of the issuer's business.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for new directors. The General Partner does not provide formal education programs for new directors, but meetings are arranged with the Lead Director, the Chairman, President and Chief Executive Officer, the Senior Vice President Finance and Chief Financial Officer, the Vice President, General Counsel and Corporate Secretary and other members of management to discuss the role of the board of directors, its Committees and its directors, and the nature and operation of AltaGas' business. In addition, the General Partner does provide such other orientation and information as individual directors may request.
b.	**Briefly describe what measures, if any, the board takes to provide continuing education for its directors.** The Governance Committee is responsible for establishing formal orientation, development and education programs and materials for directors. Ongoing education of all directors is offered where a need is perceived or based on input obtained from individual directors as part of the assessment process.
5. Ethical Business Conduct	
a.	**Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:** **(i) disclose how a person or company may obtain a copy of the code;** **(ii) describe how the board monitors compliance with the code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and** **(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.** The board of directors has adopted a Code of Business Ethics ("COBE"). A copy of the COBE is publicly available through the SEDAR website at www.sedar.com or on the Trust's website at www.altagas.ca or by request to the Vice President, General Counsel and Corporate Secretary. The board of directors monitors compliance with the COBE through reports of management to the Board Committees with responsibility for various aspects of the COBE. In addition, the Trust has established a third-party service provider hotline and website for complaints. Complaints to the third-party service provider are provided to the Chair of the Audit Committee. There have not been any material change reports filed since the beginning of the Trust's most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.
b.	**Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.** Any director with a material interest in a transaction or agreement being considered by the board of directors is required to declare such conflict and either absent themselves from the board of directors' meeting where such transaction or agreement is being considered or abstain from voting with respect to such transaction or agreement. Executive Officers are to disclose any material interest in a transaction or agreement being considered by the board of directors. Such Executive Officers would not be present at the board of directors meeting at which such transaction is being considered.

d.	**If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.** The Trust engaged Mercer Human Resource Consulting to provide specific support to it in determining compensation for AltaGas' officers during the most recently completed fiscal year. This support consisted of the development of a peer group to review executive compensation and the provision of benchmark data. In addition to this mandate, Mercer (through a different line of business) provides general employee compensation or benefits consulting services to the Company.
8. Other Board Committees	
a.	**If the board has other standing committees other than audit, compensation and nominating committees, identify the committee and describe their function.** In addition to the Audit Committee, the Governance Committee and the Human Resources and Compensation Committee, the board of directors of the General Partner has established the Environment and Safety Committee, which monitors and makes recommendations with respect to the environment, health and safety policies, practices and procedures of the Trust's affiliates, including AltaGas and its subsidiaries. The committee has established an environmental risk management system and monitors its operation through regular reports. The Environment and Safety Committee currently consists of David W. Cornhill, Denis C. Fonteyne and Allan L. Edgeworth, of whom Messrs. Fonteyne and Edgeworth are independent directors. Denis C. Fonteyne is the chair of the committee.
9. Assessments	
a.	**Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.** The Governance Committee's mandate also includes establishing appropriate practices for measuring the performance and for the review of the performance of the board of directors, board of directors' committees and individual directors. The Governance Committee is responsible for conducting an annual assessment of board of directors and committee activities and performance. As part of the assessment, directors are asked for input as to areas where and how the board of directors' effectiveness could be improved, and areas where additional training or education may be beneficial.
MI 52-110 Financial Literacy	
MI 52-110 Requirement	**The audit committee must have a minimum of three members, each of whom must be "independent" and "financially literate".**
Does the General Partner Align?	Yes
Description of Approach	The CBCA, the corporate statute governing the General Partner, requires that the Audit Committee of the General Partner be composed of not less than three directors, a majority of whom are not officers or employees of the General Partner or any of its affiliates, including AltaGas. The Audit Committee complies with these requirements and the requirements of MI 52-110.

SCHEDULE B

ORDINARY RESOLUTION OF THE UNITHOLDERS OF ALTAGAS INCOME TRUST (the "Trust")

RE: AMENDMENT TO TRUST UNIT OPTION PLAN

NOW THEREFORE BE IT RESOLVED as an ordinary resolution of the Trust that:

1. The Trust Unit Option Plan of the Trust (the "**Plan**") is amended as described in the management information circular of the Trust dated March 15, 2006, including to change the maximum number of Trust Units of the Trust (the "**Trust Units**") issuable under the Plan from 1,750,000 Trust Units to 10 percent of the aggregate of the outstanding Trust Units and securities exchangeable for Trust Units.

2. Any one director of AltaGas General Partner Inc. or officer of AltaGas Ltd. is hereby authorized and directed for and in the name of and on behalf of the Trust to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

3. The board of directors of AltaGas General Partner Inc. may revoke this resolution before it is acted on without further approval of the holders of the Trust Units.